EXHIBIT 99.60

Acclaim Energy Trust Announces Third Quarter 2005 Financial Results

CALGARY, Nov. 3 /CNW/ - Acclaim Energy Trust (“Acclaim” or the “Trust”) (AE.UN - TSX) is pleased to announce its financial and operating results for the nine months ended September 30, 2005.

Highlights of the third quarter include:

•                  On September 19, 2005, Acclaim announced its intention to merge with StarPoint Energy Trust (“StarPoint”) to form a new benchmark energy trust (“New Trust”). The New Trust will be one of the largest conventional oil and natural gas trusts in North America, with an enterprise value of more than $5 billion and production of approximately 75,000 boe/d. Acclaim’s board of directors and management team will direct the New Trust.

•                  Average daily production for the quarter totaled 40,227 boe/d which represents the fifth consecutive quarter of production at or above 40,000 boe/d.

•                  Cash flow in the third quarter increased 19 percent to $92.7 million compared to $78.0 million for the same period in 2004. Cash flow per unit was $0.86 per unit compared to $0.80 per unit last year.

•                  Acclaim provided consistent monthly distributions of $0.1625 per unit while maintaining a payout ratio of 56 percent during the quarter. The payout ratio for the nine months ended September 30, 2005 is 61 percent. As at September 30, 2005, Acclaim had provided 36 consecutive months of sustained distributions.

•                  During the quarter, Acclaim was active in the exploitation of its assets, incurring $38.4 million in exploration and development expenditures while participating in the drilling of 48 gross (35.5 net) wells with 100 percent success. This program resulted in 28 gross (23.1 net) oil wells, 19 gross (12.3 net) natural gas wells and one gross (0.1 net) injection well.

Acclaim will host a conference call and question and answer session at 9:00 a.m. MST (11 a.m. EST) on Friday, November 4, 2005 to discuss the results and the Trust’s outlook. The conference call will be chaired by Mr. Paul Charron, President and CEO. The call will also be available via webcast from Acclaim Energy Trust’s website (www.acclaimtrust.com) and from the VCall website (www.vcall.com).

Acclaim Energy Trust 2005 and 3rd Quarter Results Conference Call:

Toll-Free across North America: 1-877-888-3490

Within Toronto and area: 416-695-9753

A recorded playback of the call will also be made available until November 18:

Toll-free across North America: 1-888-509-0082

Within Toronto and area: 416-695-5275

MESSAGE TO UNITHOLDERS

The third quarter of 2005 included another significant event in the history of Acclaim. On September 19, 2005, Acclaim and StarPoint announced their intention to merge and form a New Trust which will be one of the largest conventional oil and natural gas trusts in North America with an enterprise value of more than $5 billion.

The strategic combination of Acclaim and StarPoint will provide unitholders:

•                  Stable, long life reserves in excess of 230 million boe (proved plus probable) and a Reserve Life Index of approximately nine years. These reserves are characterized by large oil and gas in place.

•                  A diversified production base of approximately 75,000 boe/d; weighted 65 percent towards primarily light oil and 35 percent to natural gas.

•                  High quality, low risk development drilling inventory of more than 1,000 drilling locations.

•                  Cash flows at current commodity prices of over $1 billion on an annualized basis.

•                  A conservative balance sheet with proforma net debt of less than 1.0x forward cash flow.

•                  An industry leading technical and operational team.

The transaction will provide both short and long term value to unitholders through:

•                  An increased distribution, beginning on the first record date following closing of the transaction in January, which represents an 18% increase to Acclaim unitholders.

•                  Access to common shares and warrants in the spinout exploration company “Exploreco” to be lead by StarPoint’s current management team.

•                  The New Trust will have a greater weighting in Canadian indexation which should result in increased attention from institutional and individual investors.

•                  The New Trust also intends on seeking a listing on the NYSE following the closing of the transaction, therefore providing access to broader capital markets and an opportunity to reduce cost of capital.

•                  The increased size of the New Trust will allow it to be more competitive in pursuing and executing a strategy of diversifying its asset base.

•                  The ability to invest in long-term, more capital intensive projects such as CO2 enhanced recovery, coal bed methane, heavy oil projects and other resource plays.

•                  A payout ratio of approximately 60 percent with a focus on sustainability.

•                  Allowing the New Trust an opportunity to rebalance the hedging portfolio.

The information circular is expected to be mailed on or around November 18, 2005 and will include the name of the New Trust and Exploreco. Unitholder meetings for both Acclaim and StarPoint are scheduled for December 19, 2005 with closing targeted for early January 2006.

FINANCIAL AND OPERATING SUMMARY

($millions except per	Three Months Ended September 30			Nine Months Ended September 30
unit amounts, unaudited)	2005	2004	%	2005	2004	%

FINANCIAL
Gross revenue	217.4	167.9	29%	566.2	351.0	61%
Cash flow from operations	92.7	78.0	19%	254.0	159.7	59%
Per unit - basic	0.86	0.80	7%	2.40	1.90	26%
Per unit - diluted	0.85	0.74	15%	2.37	1.77	34%
Net earnings (loss)	6.5	(1.0)	—	17.2	7.5	129%
Per unit - basic	0.06	(0.01)	—	0.16	0.09	78%
Per unit - diluted	0.06	(0.01)	—	0.16	0.08	100%
Distributions	52.3	47.5	10%	154.2	122.3	26%
Per unit	0.4875	0.4875	—	1.4625	1.4625	—

Capital expenditures
Development expenditures	38.4	23.6	63%	100.3	52.9	90%
Total capital expenditures	41.3	24.0	72%	108.4	522.4	-79%
Total assets	1,507.1	1,535.4	-2%	1,507.1	1,535.4	-2%
Long-term debt	336.9	349.6	-4%	336.9	349.6	-4%
Net debt (excluding financial derivatives)	316.4	341.0	-7%	316.4	341.0	-7%
Unitholders’ equity	714.4	731.6	-2%	714.4	731.6	-2%

Weighted average trust units outstanding (thousands)	107,766	97,567	10%	105,655	84,074	26%
Trust units outstanding at period end (thousands)	109,009	97,928	11%	109,009	97,928	11%

OPERATING
Production
Natural gas (mmcf/d)	107.4	108.9	-1%	104.0	89.5	16%
Crude oil (bbl/d)	17,213	17,004	1%	18,061	12,050	50%
Natural gas liquids (bbl/d)	5,110	5,796	-12%	5,368	3,311	62%
Barrel of oil equivalent (boe/d, 6:1)	40,227	40,949	-2%	40,770	30,279	35%

Average Prices
Natural gas ($/mcf)	9.08	6.86	30%	7.98	6.91	16%
Natural gas (net of financial instruments) ($/mcf)	8.80	6.76	29%	7.85	6.74	26%
Crude oil ($/bbl)	66.82	51.97	15%	57.28	45.53	20%
Crude oil (net of financial instruments) ($/bbl)	51.56	45.02	15%	46.98	39.08	20%
Natural gas liquids ($/bbl)	46.61	33.60	39%	39.03	34.41	13%

Drilling activity (gross)
Natural gas wells	19	5	—	41	19	—
Oil wells	28	19	—	45	30	—
Other	1	—	—	1	1	—
Dry and abandoned	—	1	—	1	1	—

Total gross wells	48	25	—	88	51	—

Total net wells	35.50	21.51	—	54.10	33.02	—

Success rate (%)	100%	96%	—	99%	98%	—

FINANCIAL RESULTS

For the nine months ended September 30, 2005, Acclaim achieved major increases in revenue, cash flow and production volumes over the comparable period in 2004. The acquisition of producing properties from ChevronTexaco during the second quarter 2004, combined with an extensive optimization and 2004 drilling program provided significant production increases. These production volumes combined with very strong commodity prices have resulted in strong financial results.

Acclaim’s gross revenue for the nine months ended September 30, 2005 totaled $566.2 million, up 61 percent from $351.0 million reported for the corresponding period in 2004. Revenue for the third quarter 2005 increased to $217.4 million 29 percent higher than the $167.9 million recorded in the third quarter 2004.

Cash flow from operations increased to $254.0 million or $2.40 per basic unit, an increase of 59 percent from $159.7 million or $1.90 per basic unit for the same period in 2004.  Cash flow from operations during the third quarter amounted to $92.7 million or $0.86 per basic unit, an increase of 19 percent from $78.0 million or $0.80 per basic unit reported for the same period a year earlier.  Cash flow was impacted by significant realized hedging losses, slightly higher royalty rates resulting from increased commodity prices and the payment of freehold mineral tax, higher operating costs resulting from extensive well maintenance and workover programs, as well as annual property tax payments and a general increase in field service costs. In addition , cash flow was impacted by a $2.3 million current tax expense in final settlement with Canada Customs and Revenue Agency in respect of flow-though share obligations from a predecessor company and the recording in general and administrative expenses of certain severance obligations.

Net earnings for the nine months ended September 30, 2005 totaled $17.2 million or $0.16 per basic unit as compared to $7.5 million or $0.09 per basic unit for the same period a year earlier. Net earnings include third quarter earnings of $6.5 million or $0.06 per basic unit, as compared to a loss of $1.0 million or $0.01 per basic unit in 2004. Earnings were significantly impacted by financial derivative losses.

The price of West Texas Intermediate (WTI) crude averaged US$55.40 per barrel during the nine months ended September 30, 2005, up significantly from an average price of US$39.14 for the same period in 2004. During the third quarter, average WTI increased to US$63.19 per barrel from an average of US$53.13 per barrel in the second quarter of 2005.

For the nine months ended September 30, 2005, the Trust received an average crude oil price of $57.28 per barrel as compared to $45.53 per barrel for the comparable period in 2004. Acclaim’s average oil price was $66.82 per barrel during the third quarter 2005.

The Trust’s average natural gas price was $7.98 per thousand cubic feet for the nine months ended September 30, 2005, up 16 percent from $6.91 per thousand cubic feet over the same period a year earlier.

Capital spending on development activities for the nine months ended September 30, 2005 totaled $100.3 million, up from $52.9 million reported for the same period a year earlier. Total capital expenditures amounted to $108.4 million.

REVIEW OF OPERATIONS

In the third quarter Acclaim continued its track record of maintaining production volumes above 40,000 boe/d. Acclaim continues to successfully add volumes with our exploitation program, at consistently strong capital efficiency measures. We have now maintained production above the 40,000 boe/d level for five consecutive quarters following the ChevronTexaco acquisition.

Third quarter volumes averaged 40,227 boe/d, a slight increase from second quarter volumes of 40,017 boe/d and included 107.4 mmcf/d of natural gas, 17,213 bbls/d of oil and 5,110 bbls/d of natural gas liquids.

The third quarter was active for Acclaim, as we continued the execution of our broad 2005 drilling program. We drilled 48 gross wells (35.5 net), with a 100 percent success rate, including 28 oil wells, 19 gas wells and 1 injection well, the majority of which are expected to be on stream by the end of the fourth quarter. Our operated drilling program in the third quarter focused on shallow gas in our Willesden Green and Gilby properties, and oil targets in southern Alberta and southwest Saskatchewan. In addition, Acclaim completed the wells from our Pouce Coupe drilling program in the third quarter with encouraging results. We are waiting on freeze-up to complete the tie-in of the wells. Acclaim estimates that from the third quarter drilling program we have approximately 12 mmcf/d of natural gas awaiting tie in and another 200 bbls/d of oil, which will brought on stream throughout the fourth quarter and into the first quarter.

At the end of the third quarter, Acclaim had three drilling rigs in operation and has increased that number to seven in the fourth quarter.

Our new Castor Gas Plant was commissioned at the end of August, and is presently processing gas volumes associated with our Castor area drilling and recompletion programs. We expect volumes through this plant to continue to increase through the fourth quarter as pipeline work is completed to bring further, previously drilled volumes on stream.

Acclaim continued to pursue production optimization opportunities, completing a number of workovers, recompletions and stimulations throughout our property base. Acclaim has developed an inventory optimization targets for execution through the fourth quarter and well into 2006. We continue to add low cost production from these optimization programs, at less than $10,000 per boe/d.

Acclaim’s operating costs were negatively impacted in the third quarter by increasing costs for services, and annual property tax charges which accounted for $0.57 per boe. The sustained period of high commodity prices is resulting in consistent pressure on Acclaim’s cost structure as costs for oilfield services continue to rise. We continue to work aggressively to minimize increases in our operating costs, however as a result of cost increases experienced by the industry, we now anticipate 2005 operating costs to average approximately $8.50/boe.

Development expenditures in the third quarter totaled $38.4 million, including $20.5 million in drilling expenditures and $13.9 million in facility and optimization costs. This increase from second quarter total expenditures of $35.8 million, reflects Acclaim’s planned increase in activity levels in the third quarter.

Acclaim has planned a busy fourth quarter. In addition to our active exploitation and optimization programs, we anticipate a high level of activity in the following areas:

•                  At Willesden Green and Gilby, our drilling program began in early July, targeting Rock Creek, Cardium oil and Edmonton shallow gas. Fourteen wells were drilled to the end of the third quarter (1 Rock Creek, 4 Cardium and 9 Edmonton Sands shallow gas), and we anticipate drilling a total of 17 wells to the end of the year.

•                  At Pouce Coupe, we have brought one successful oil well on stream and will bring the remaining three wells on stream this winter. Acclaim drilled these wells early to evaluate the potential for follow up programs in this area and is waiting for winter conditions to complete the tie-ins.

•                  At Dodsland, Acclaim is proceeding with a 20 well program. Weather and surface access delays caused this program to slip from our planned late Q3 execution to early Q4, and has reduced the program size from 27 wells to 20 wells.

•                  In southwest Saskatchewan, Acclaim drilled a 9 well program targeting the Shaunavon formation in the third quarter. All wells were cased and were onstream early in the fourth quarter.

•                  At Mitsue, Acclaim has received partner approval for 7 re-entries and 7 new wells. We have begun executing on these programs in the fourth quarter, and have similar sized contingent programs in place.

•                  At Blackhawk, Acclaim has been in discussions with a third party for the development of this large land block. Located adjacent to the active Cutbank Ridge area, Acclaim holds 13,000 acres of land with the potential for up to 38 deep, long life gas wells. Acclaim holds right to both the Cadomin and a large component of Doig formation rights in this highly prospective area. We expect our initial test well, which was recompleted in February, to be on stream in the fourth quarter, and depending on negotiations with the third party, further test wells may be drilling this winter.

•                  At Corbett Creek, Acclaim is participating with a joint venture partner on a Coal Bed Methane drilling program and expects to have up to five horizontal wells drilled into the Mannville formation by year end. Acclaim assets in this area overlap extremely well with StarPoint’s assets and the New Trust expects to be more active in 2006 with a solid 57,000 net acre position in this highly prospective area.

CASH DISTRIBUTIONS & TAXABILITY

Acclaim paid distributions of $52.3 million during the quarter or $0.488 per Trust unit. This represents a payout ratio of 56 percent.

Based on current financial results, Acclaim continues to estimate that for 2005 income tax purposes, its distributions will be comprised of 30 to 40 percent return of capital and 60 to 70 percent income for Canadian investors. For US investors, Acclaim continues to estimate that its 2005 distributions will be 20 to 30 percent return of capital and 70 to 80 percent qualifying dividend income. Actual taxable amounts will be provided in early 2006.

For US tax purposes, Acclaim has also recently sought and received an opinion, that where units are held in a taxable account, we believe the full amount of all withholding tax should be creditable for U.S. tax purposes in the year in which the withholding taxes are applied.

COMMODITY PRICE RISK MANAGEMENT

As part of a larger overall corporate risk management strategy, Acclaim has consistently applied a program to manage commodity price risk. Acclaim believes that the type financial structure chosen is as critical as the outright price levels hedged at and as such targets hedging structures that provide a fixed floor price with some level of participation in future price increases. Acclaim targets to have up to 50% of its crude oil and natural gas production hedged at any given time. On a combined boe basis, Acclaim has projected roughly 1.6% less volume in the fourth quarter of 2005 then it did for the third quarter at overall pricing levels that are higher for natural gas and essentially unchanged for crude oil.

Looking forward, Acclaim believes that prices will remain strong for both crude oil and natural gas over the short to medium term. Historically high economic growth rates in China and southeast Asia will continue to result in robust demand growth in that area of the world. In North America, we expect prices to also remain at historically high levels for the next several months as a result of the damage that hurricanes Katrina and Rita have caused to the U.S. Gulf Coast’s supply and processing capabilities.

FEDERAL GOVERNMENT’S CONSULTATION PROCESS ON INCOME TRUSTS

On September 8, 2005, the federal government of Canada issued a consultation paper regarding tax issues related to income trusts and Flow Through Entities (FTE’s). Acclaim is appreciative of the broader notion of the Department of Finance’s stated goal of addressing the impact on overall economic efficiencies and increased productivity, and believes that the Government of Canada should support the continued responsible growth of the income trust asset class. Acclaim is a participant and member with the Canadian Association of Income Funds and will also participate directly in the consultation process. However, we are concerned with certain assumptions and comments made in the consultation paper. Therefore, we believe it is important to educate our investors about the process and the context of Acclaim’s submission. Acclaim, as are many other Canadian trusts, is committed to sharing information with the Department of Finance to assist in a thorough and knowledgeable understanding of the positive contributions income trusts make to the Canadian economy.

Recent comments by Department of Finance officials have contributed to a weakening of market confidence and have had a negative impact to investors. The trust structure has contributed to Acclaim’s growth into an entity with an enterprise value of nearly $2 billion. Since inception, Acclaim has distributed nearly $460 million to unitholders across the country, which has subsequently been reinvested or otherwise injected into the economy. Acclaim has further contributed to the economy, by reinvesting in excess of $310 million into asset development, contributing to increased productivity, employment and regional economic benefits. In 2006 alone, through the growth of Acclaim’s capital investment program, we will reinvest approximately $300 million in our assets in Alberta, Saskatchewan, British Columbia and Manitoba. This activity improves production and supports royalty payments to the provinces.

The support of the foreign investor has also been important to the health of the trust structure. As Canada’s financial markets represent less than 2 percent of the world’s capital markets, it benefits Canadians to encourage foreign investment. Access to capital and market confidence is critical to the development of Canada’s capital intensive resources.

Acclaim urges both the federal and provincial governments to recognize the contribution that the Income Trust and FTE structure has brought to economies across Canada. We believe that provincial and federal governments need to carefully consider any actions which may negatively impact this contribution and unitholder investment values.

Unitholders are encouraged to participate in the consultation process and make their views known to the Government of Canada. Copies of the consultation paper can be found on the Department of Finance website at http://www.fin.gc.ca/toce/2005/toirplf_e.html

Submissions can be made by e-mail to trust-fiducies@fin.gc.ca or to the Minister of Finance, the Honourable Ralph Goodale, Department of Finance, 140 O’Connor Street, Ottawa, Ontario K1A 0A6, via fax at (613) 996-9790, or via e-mail at goodale.r@parl.gc.ca.

Unitholders are also encouraged to contact their local Member of Parliament to express their views. A directory of Members of Parliament can be found at www.canada.gc.ca/directories/direct_e.html

Further information can also be found through the Canadian Association of Income Funds at www.caif.ca or by contacting Acclaim’s investor relations department.

OUTLOOK

The first nine months of 2005 have been very active for Acclaim. Our third quarter drilling program combined with our recently announced merger with StarPoint will substantially enhance our reserve and production base leading into 2006.

The combination of Acclaim and StarPoint will create a new benchmark energy trust with substantial financial strength and a great asset and opportunity base. We believe the combination of these very strong organizations will provide the opportunity to achieve far greater results than either could have achieved individually.

We believe that being larger with increased liquidity and a successful listing on the NYSE will provide an opportunity to increase valuation and reduce our cost of capital.

The integration of the two organizations is well underway and we expect to be fully integrated and operational by the expected closing date in early January 2006.

The New Trust name and trading symbol will be announced with the release of the information circular scheduled for November 18, 2005.

This is a very busy but exciting time for Acclaim and StarPoint employees and we appreciate their efforts and commitment to the success of this combination.

We believe 2006 will be an exciting and successful year for the New Trust and we look forward to reporting on our progress.

Jack C. Lee	J. Paul Charron
Chairman	President & Chief Executive Officer
November 3, 2005

Acclaim’s complete Financial Statements, Management Discussion & Analysis and Notes are available on Acclaim’s website at www.acclaimtrust.com or on SEDAR at www.sedar.com.

ADVISORY: Certain information regarding Acclaim Energy Trust including management’s assessment of future plans and operations, may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external source; as a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Acclaim’s operations or financial results are included in Acclaim’s reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Acclaim’s website (www.acclaimtrust.com) or by contacting Acclaim. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Acclaim does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise.

Where reserves or production are stated on a barrel of oil equivalent (boe) basis, natural gas volumes have been converted to a barrel of oil equivalent (boe) at a ratio of 6,000 cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. Boe may be misleading, particularly if used in isolation.

Additional Information

Additional information regarding the Trust and its business operations, including the Trust’s annual information form for the period ended December 31, 2004, is available on the Trust’s SEDAR company profile at www.sedar.com.

CONSOLIDATED BALANCE SHEET

($000s, unaudited)	September 30 2005	December 31 2004
		(Restated)
ASSETS
Current assets
Accounts receivable	$126,887	$110,667
Prepaid expenses and deposits	17,805	13,605
Deferred financial derivative loss	317	2,818
	145,009	127,090
Property, plant and equipment, net	1,273,064	1,340,846
Goodwill	87,954	87,954
Deferred financing charges, net of amortization	1,053	3,311
Total assets	$1,507,080	$1,559,201

LIABILITIES AND UNITHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$106,414	$124,148
Distributions payable	17,713	16,831
Financial derivative liability	62,896	13,911
	187,023	154,890
Bank debt	336,929	283,845
Convertible debentures	24,896	79,463
Financial derivative liability	16,468	—
Future income taxes	164,698	193,537
Asset retirement obligations	58,898	58,649
	788,912	770,384

Non-controlling interest	3,804	7,837

UNITHOLDERS’ EQUITY
Capital	1,073,359	1,002,063
Accumulated earnings	113,207	96,021
Accumulated distributions	(472,202)	(317,104)
	714,364	780,980
Total liabilities and unitholders’ equity	$1,507,080	$1,559,201

CONSOLIDATED STATEMENTS OF EARNINGS AND ACCUMULATED EARNINGS

($000s except per unit	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
amounts, unaudited)	2005	2004	2005	2004
		(Restated)		(Restated)
REVENUE
Petroleum and natural gas sales	$217,449	$167,894	$566,151	$351,010
Royalty expense (net of Alberta Royalty Tax Credit)	(49,126)	(33,346)	(123,420)	(67,589)
	168,323	134,548	442,731	283,421

EXPENSES
Operating	33,218	32,368	92,518	66,023
Transportation	2,262	1,473	6,581	5,911
General and administrative	5,880	4,823	15,881	11,177
Interest on bank debt	3,186	3,540	9,830	8,728
Interest on convertible debentures	2,777	1,885	6,162	3,498
Unit-based compensation	11,257	2,524	16,384	5,828
Depletion, depreciation and amortization	60,689	55,953	176,202	114,877
Accretion of asset retirement obligation	1,173	654	3,519	1,963
Realized loss on financial derivatives	26,889	11,867	54,460	25,515
Unrealized loss on financial derivatives	17,798	28,882	67,954	39,746
	165,129	143,969	449,491	283,266
Earnings (loss) before taxes	3,194	(9,421)	(6,760)	155
Provision for current and capital taxes	3,117	712	4,893	1,881
Recovery of future income taxes	(6,461)	(9,110)	(28,839)	(9,253)

Net earnings before non-controlling interest	6,538	(1,023)	17,186	7,527
Non-controlling interest	—	—	—	—
NET EARNINGS (LOSS)	6,538	(1,023)	17,186	7,527

Accumulated earnings, beginning of period, as previously reported	106,669	74,835	97,892	65,853
Change in accounting policies	—	(1,527)	(1,871)	(1,095)
Accumulated earnings, beginning of period as restated	106,669	73,308	96,021	64,758

Accumulated earnings, end of period	$113,207	$72,285	$113,207	$72,285

Net earnings (loss) per unit
Basic	$0.06	$(0.01)	$0.16	$0.09
Diluted	$0.06	$(0.01)	$0.16	$0.08
Weighted average units outstanding
Basic	107,766	97,567	105,655	84,074
Diluted	109,224	105,954	107,077	90,294

CONSOLIDATED STATEMENTS OF CASH FLOWS

($000s except per unit	Three Months Ended Sept. 30		Nine Months Ended Sept. 30
amounts, unaudited)	2005	2004	2005	2004
		(Restated)		(Restated)
CASH FLOWS RELATED TO THE FOLLOWING ACTIVITIES:

OPERATING ACTIVITIES
Net earnings (loss)	$6,538	$(1,023)	$17,186	$7,527
Adjustments for:
Non-controlling interest	—	—	—	—
Unit-based compensation - non-cash	11,040	2,433	15,718	4,152
Depletion, depreciation and amortization	60,689	55,953	176,202	114,877
Accretion of asset retirement obligation	1,173	654	3,519	1,963
Amortization of deferred financing charges	1,902	224	2,258	657
Unrealized loss on financial derivatives	17,798	28,882	67,954	39,746
Recovery of future income taxes	(6,461)	(9,110)	(28,839)	(9,253)
Cash flow from operations	92,679	78,013	253,998	159,669
Asset retirement costs incurred	(1,823)	(189)	(4,073)	(1,147)
Changes in operating working capital	(7,527)	(28,143)	(50,758)	(31,722)
	83,329	49,681	199,167	126,800

FINANCING ACTIVITIES
Proceeds from bank debt	7,819	7,437	53,084	140,640
Proceeds from issuance of units, net of issue costs	2,372	1,318	7,431	252,339
Proceeds from issuance of convertible debentures	—	—	—	75,000
Distributions to unitholders	(52,297)	(47,549)	(154,216)	(122,262)
Changes in financing working capital	31	151	329	1,200
	(42,075)	(38,643)	(93,372)	346,917
	41,254	11,038	105,795	473,717

INVESTING ACTIVITIES
Acquisition of petroleum and natural gas properties	(1,221)	(390)	(9,947)	(433,477)
Disposition of petroleum and natural gas properties	—	902	4,610	9,808
Capital expenditures	(39,247)	(24,493)	(102,280)	(54,746)
Changes in investing working capital	(786)	12,943	1,822	4,698
	(41,254)	(11,038)	(105,795)	(473,717)
Cash, beginning and end of period	$—	$—	$—	$—

The Trust paid the following cash amounts:
Interest	$2,376	$3,761	$11,428	$8,671
Capital taxes	$1,988	$667	$3,570	$1,753

For further information: Kerklan (Kerk) Hilton, Director, Investor Relations, (403) 539-6343, 1-877-539-6300, info@acclaimtrust.com, www.acclaimtrust.com